EXHIBIT 99.1

Caledonia Mining Corporation Plc: Steve Curtis To Step Down as CEO

ST HELIER, Jersey, Dec. 21, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) ("Caledonia" or the "Company”) announces that Steve Curtis, aged 65, has notified the board of directors of his intention to retire from his role as CEO with effect from June 30, 2022. He will be succeeded as CEO by Mark Learmonth, Caledonia’s current CFO. Mr Curtis will continue to serve as a director of Caledonia, transitioning from an executive to a non-executive role by the end of 2022. He will also act as a consultant to the Company until the end of 2023.

Leigh Wilson, Chairman, commented:

“On behalf of Caledonia’s board of directors, I thank Steve for his outstanding contribution to the Company. Under his calm and steady leadership since November 2014, Caledonia’s production has almost doubled and its market capitalisation has increased over four-fold. Steve has also laid the foundations for the next phase of Caledonia’s growth.

“The Central Shaft project at Blanket Mine has been the defining feature of Steve’s tenure as Caledonia’s CEO. This project commenced in February 2015 and the shaft was successfully commissioned in March 2021. The new shaft is expected to result in production increasing to 80,000 ounces of gold per annum from 2022 onwards - almost double the level of production we achieved in 2014; Central Shaft is also expected to result in lower operating costs and capital expenditure, thereby enhancing earnings and cash generation respectively as well as allowing a resumption of deep-level exploration which, if successful, will extend Blanket’s mine life.

“Completion of the Central Shaft and the anticipated increase in cash generation is an excellent foundation for Caledonia’s growth. Under Steve’s stewardship, the strength and depth of Caledonia’s management team has increased so that it has the capacity to take on new projects. In recent years, under Steve’s leadership, Caledonia has also improved its relevance to international capital markets, which has resulted in a substantial increase in Caledonia’s share price since 2014 and a significant increase in the liquidity of its shares which now trade on AIM, NYSE American and the VFEX in Zimbabwe.

"The process of recruiting Steve’s successor was carried out independently by Spencer Stuart, a leading global executive search and leadership consulting firm. We were pleased that Mark Learmonth accepted the position as CEO as the board believes him to be the right leader to take the Company forward to its next stage of development. Mark joined Caledonia in 2008, having spent over 17 years in corporate finance and investment banking, mostly in Africa. Mark has been Caledonia’s CFO since November 2014 and is therefore experienced in the complexities and opportunities that arise from operating in Zimbabwe.

“I am delighted that Steve will remain with Caledonia in a non-executive role and look forward to his invaluable guidance in the future, which I am certain will continue to be a major asset to the Company.”

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

WH Ireland Adrian Hadden/ Andrew De Andrade	Tel: +44 20 7220 1751

Blytheweigh Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

1 Refer to the technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” dated May 17, 2021 prepared by Minxcon (Pty) Ltd and filed by the Company on SEDAR on May 26, 2021. Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, is the Company's qualified person as defined by Canada's National Instrument 43-101 and has approved any scientific or technical information contained in this news release.

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.